Exhibit (g)(4)

APPENDIX C

AMENDED AND RESTATED

FEE

SCHEDULE

Domestic Custody Fees

Net Asset Value Fees*

To be computed as of month-end on the average net asset value of each portfolio at the annual rate of:

■	Up to $$1 billion in assets	.70 basis point, plus
■	Over $1 billion in assets	.40 basis point, plus

Portfolio Transaction Fees

■	DTC**	$5
■	Fed book entry**	$5
■	Physical**	$25
■	Principal paydown	$7
■	Option (purchased or written)/future	$30
■	Corporate action/call/reorganization	$30
■	UMB repurchase agreement**	$6
■	Tri-party repurchase agreement**	$20
■	Mutual Fund (RIC) trade	$10
■	Mutual Fund (RIC) dividend	$5
■	Wire in/out and check issued (non-settlement-related)	$

**	A transaction includes buys, sells, maturities, or free security movements.

Out-of-Pocket Expenses

Out-of-pocket expenses include but are not limited to security transfer fees, certificate fees, shipping/courier fees or charges, bank DDA service charges, specialized programming charges, legal review/processing of restricted and private placement securities, proxy fees and charges, system access/connect charges, and expenses, including but not limited to attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider.

All fees, other than basis point fees, are subject to an annual escalation equal to the increase in the Consumer Price Index–Urban Wage Earners (CPI). Such escalations shall be effective commencing one year from the effective date of each Fund and the corresponding date each year thereafter. No amendment of this fee schedule shall be required with each escalation. CPI will be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

Exhibit (g)(4)

The undersigned agrees to provide the other parties to this agreement with written notice not less than ninety (90) days prior to the date any termination of services is to be effective.

This fee schedule is valid to September 28, 2018.

These fees are preliminary. Final fees are subject to the completion of our due diligence process. Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.